SCHEDULE 13G

(Rule 13d-102)

Information to be included in Statements Filed Pursuant to Rule 13d-1(b),(c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

NOVA CHEMICALS CORPORATION
(Name of Issuer)

Common Shares
(Title of Class of Securities)

66977W109
(CUSIP Number)

May 15, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66977W109	13G	Page 2 of 10 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Bank of Nova Scotia

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	5.	SOLE VOTING POWER

NUMBER OF		975,371

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		4,432,192

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		975,371

WITH
	8.	SHARED DISPOSITIVE POWER

		4,432,192

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,407,563

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 66977W109	13G	Page 3 of 10 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Scotiabanc Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		4,250,000

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	8.	SHARED DISPOSITIVE POWER

		4,250,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,250,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.7%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 66977W109	13G	Page 4 of 10 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Scotia Capital Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		182,192

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	8.	SHARED DISPOSITIVE POWER

		182,192

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,192

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

NOVA Chemicals Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

NOVA Chemicals Corporation Law & Corporate Secretary 645 Seventh Avenue S.W. Calgary, Alberta, Canada T2P 4G8

Item 2(a). Name of Persons Filing:

The Bank of Nova Scotia (“Scotiabank”) and Scotia Capital Inc (“SCI”), an indirect wholly-owned subsidiary of Scotiabank and Scotiabanc Inc. (“SBI”) an indirect wholly-owned subsidiary of Scotiabank.

Of the common shares reported herein as being the deemed aggregate amount beneficially owned by Scotiabank:

(i)	975,371 are owned by Scotiabank directly;

(ii)	182,192 are owned by SCI.

(iii)	4,250,000 are owned by SBI (by way of retractable preferred stock);

Item 2(b). Address of Principal Business Office or, if None, Residence:

Scotiabank:	The Bank of Nova Scotia Attention: Group Compliance 44 King Street West Toronto, Ontario, Canada M5H 1H1

SCI:	Scotia Capital Inc. Attention: Institutional Equity Sales & Trading 40 King Street West, 65th Floor Toronto, Ontario, Canada M5W 2X6

SBI:	Scotiabanc Inc. 600 Peach Tree Street N.E. Suite 2700 Atlanta, Georgia, USA 30308

Item 2(c). Citizenship:

Scotiabank:	Organized under the laws of Canada.

SCI:	Organized under the laws of the Province of Ontario, Canada.

SBI:	Organized under the laws of Delaware, USA.

Item 2(d). Title of Class of Securities:

Common Shares

Item 2(e). CUSIP Number:

66977W109

Item 3. Not applicable

Item 4 Ownership:

(a)	Amount beneficially owned:

Scotiabank:	975,371
SCI:	182,192
SBI:	4,250,000

(b)	Percent of class:

Scotiabank:	1.1%
SCI:	0.2%
SBI:	4.7%

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote:
Scotiabank: 975,371
SCI: 0
SBI: 0
(ii)	Shared power to vote or direct the vote:
Scotiabank: 4,432,192

SCI: 182,192
SBI: 4,250,000
(iii)	Sole power to dispose or to direct the disposition:
Scotiabank: 975,371
SCI: 0
SBI: 0
(iv)	Shared power to dispose or to direct the disposition:
Scotiabank: 4,432,192
SCI: 182,192
SBI: 4,250,000

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which AcquiredThe Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of the signatory’s knowledge and belief, each signatory certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2003

THE BANK OF NOVA SCOTIA

By: /s/ David Smith

Name: David Smith
Title: Vice-President, Group Compliance

SCOTIA CAPITAL INC.

By: /s/ James Mountain

Name: James Mountain
Title: Managing Director

SCOTIABANC INC.

By: /s/ Christopher Allen

Name: Christopher Allen
Title: Managing Director

EXHIBIT A

FILING AGREEMENT
AMONG
THE BANK OF NOVA SCOTIA,
SCOTIA CAPITAL INC. AND
SCOTIABANC INC.

     The undersigned hereby agree that the Schedule 13G with respect to the Common Shares of NOVA Chemicals Inc. dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rules 13d-1(c) and 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: May 23, 2003

THE BANK OF NOVA SCOTIA

By: /s/ David Smith

Name: David Smith
Title: Vice-President, Group Compliance

SCOTIA CAPITAL INC.

By: /s/ James Mountain

Name: James Mountain
Title: Managing Director

SCOTIABANC INC.

By: /s/ Christopher Allen

Name: Christopher Allen
Title: Managing Director